Exhibit 99.1

Nano Dimension Announces Additional Governance Enhancements

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Convening of an Extraordinary General Meeting of Shareholders

Following Shareholder Feedback and Input from Governance Experts in Reference to the 9/2023 Shareholders’ Meeting:

●	Two Directors to Step Down - Making 6 Independent Directors Out of a Total 7 (CEO Being the Sole Non-Independent)

●	Chairman of the Board and CEO Roles Were Separated: Dr. Yoav Nissan-Cohen Was Recently Appointed as Non-Executive Chairman

●	U.S. Army 4-Star General (Ret.) Michael X. Garrett, Former Commanding General of U.S. Army Forces Command, a Director of Textron, Appointed to Nano Dimension’s Board

Changes are Part of an Ongoing Planned Process Aimed at Strengthening Corporate Governance Practices

Waltham, Mass., Oct. 18, 2023 (GLOBE NEWSWIRE) --  Nano Dimension Ltd. (Nasdaq: NNDM) (“Nano Dimension” or the “Company”), a leading supplier of Additively Manufactured Electronics and multi-dimensional polymer, metal & ceramic Additive Manufacturing 3D printers, today announced that it will hold an Extraordinary General Meeting of Shareholders (the “EGM”) on December 13th, 2023, at which shareholders will be asked to approve compensation for the Company’s Directors, including the Chairman of the Board and Nano Dimension’s Chief Executive Officer. In addition, Nano Dimension today announced the continuation of its corporate governance enhancements to further align the Company’s profile with gold standards and best practices based on shareholder feedback and input from governance experts, Institutional Shareholder Services and Glass Lewis, prior to the previous Annual General Meeting on September 7th, 2023.

As part of setting the board to be efficient and effective, Nano Dimension has followed ISS recommendations from March and September 2023: Igal Rotem and Amit Dror are stepping down from the Board effective immediately as part of a planned transition. Amit Dror will also resign from his position as Customer Success Officer.

With these changes, Nano Dimension’s Board has been reduced, since September 2023, from nine to seven directors, with all six non-executive directors being independent.

These changes follow the previously announced separation of the Company’s Chairman and CEO roles, under which independent director Dr. Yoav Nissan-Cohen was appointed Chairman of the Board, as announced on September 15th, 2023.

Yoav Stern, CEO of Nano Dimension, commented, “We intend to continue corporate governance enhancements with refreshed Board composition and Board rightsizing, as well as recruiting unique and highly qualified additions to our present leadership. Our new Chairman, Dr. Yoav Nissan-Cohen, is already highly effective in helping us prepare the Company’s board leadership for the years to come. And we have more improvements planned, most of them aimed to fulfill our main goal: Supporting long term shareholders’ interests.”

Dr. Nissan-Cohen added, “Over the past few months, we have made important changes to our Board to promote independent oversight. Today’s announcement is a continuation of these efforts, as we have considered feedback from our shareholders and independent governance experts. Separately, as part of our effort, Mr. Rotem has left the Board, and I would like to thank him for his contribution over the last 18 months.”

Mr. Stern concluded, “This is an opportunity for all of Nano Dimension’s teams since it is inception in 2014, and me personally, to thank a very special individual, Mr. Amit Dror. He is the co-founder of the Company and its previous CEO. Amit is a visionary and a relentless leader and entrepreneur. His strength and commitment over so many years is part and parcel of what Nano Dimension’s spirit is today. Thank you, Amit. You will always be a part of Nano Dimension, and vice versa.”

Additional Information Regarding the EGM

The EGM will be held December 13th, 2023 at 16:00 p.m., Israel time at the Company’s headquarters in Israel and the following items will be put to a vote:

1.	Approval of cash annual fee for all non-executive directors as of October 1st, 2023.

2.	Approval of a compensation package for the Company’s Chairman of the Board, Dr. Yoav Nissan-Cohen, as of September 13th, 2023.

3.	Approval of a compensation package for the Company’s Chief Executive Officer, Mr. Yoav Stern, as of January 1st, 2024.

The Company’s proxy statement will be mailed to all ADS holders in due course following the November 8th, 2023, record date and will contain any properly presented agenda items from shareholders.

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices – on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers based applications – from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses potential additional governance enhancements. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Investor Relations | ir@nano-di.com

NANO DIMENSION MEDIA CONTACT

Kal Goldberg / Bryan Locke / Kelsey Markovich | NanoDimension@fgsglobal.com

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